Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Series A Junior Participating Preferred Stock purchase rights)

of

Imagistics International Inc.

at

$42.00 Net Per Share

by

Orange Merger Corp.

a wholly owned subsidiary of

Océ N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 17, 2005, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 15, 2005 (THE “MERGER AGREEMENT”), BY AND AMONG IMAGISTICS INTERNATIONAL INC. (THE “COMPANY”), OCÉ N.V. (“PARENT”) AND ORANGE MERGER CORP. (“PURCHASER”). THE OFFER IS CONDITIONED ON A NUMBER OF SHARES OF COMMON STOCK, $0.01 PAR VALUE, OF THE COMPANY (INCLUDING THE ASSOCIATED SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS) CONSTITUTING AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES ON AN AS-IF-CONVERTED BASIS HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER IS ALSO CONDITIONED ON CERTAIN OTHER CUSTOMARY CONDITIONS, INCLUDING (I) THERE HAVING BEEN NO EVENT CAUSING A MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT) ON THE COMPANY NOR ANY DEVELOPMENT REASONABLY EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY, (II) THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, (III) THE ABSENCE OF CERTAIN ACTIONS AND PROCEEDINGS BY GOVERNMENTAL ENTITIES WITH RESPECT TO THE TRANSACTIONS AND (IV) THE MERGER AGREEMENT NOT HAVING BEEN TERMINATED IN ACCORDANCE WITH ITS TERMS. SEE SECTION 15 OF THIS OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED UPON PARENT OR PURCHASER OBTAINING FINANCING.

THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS VOTE HAS (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE ADVISABLE AND IN THE BEST INTERESTS OF THE HOLDERS OF SHARES, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND (III) RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Dealer Manager for the Offer is:

Dresdner Kleinwort Wasserstein Securities LLC

September 19, 2005

IMPORTANT

If you wish to tender all or any portion of your Shares, you must prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) either:

(i)	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2 of this Offer to Purchase, an Agent’s Message, and any other required documents to Mellon Investor Services LLC, the depositary (the “Depositary”) for the Offer, and, as applicable, either (a) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or manually signed facsimile) or (b) deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of this Offer to Purchase; or

(ii)	request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

If you have Shares registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact such broker, dealer, bank, trust company or other nominee if you desire to tender your Shares.

Unless the context requires otherwise, all references to Shares herein shall include the associated Series A Junior Participating Preferred Stock purchase rights (the “Preferred Stock Rights”). The Preferred Stock Rights are presently evidenced by certificates for the Shares and a tender by a stockholder of such stockholder’s shares of Common Stock will also constitute a tender of the associated Preferred Stock Rights.

If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your tender may be effected by following the procedure for guaranteed delivery set forth in Section 2 of this Offer to Purchase.

Section 2 relating to the “Procedure for Accepting the Offer and Tendering Shares” describes in further detail what actions you must take to accept the Offer and tender your Shares.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, D.F. King & Co., Inc., at its address and telephone number set forth on the back cover of this Offer to Purchase.

i

Schedule I	INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER	I-1

ii

SUMMARY TERM SHEET

Offer:	Purchaser is offering to purchase all issued and outstanding shares of common stock of Imagistics International Inc. and the associated Series A Junior Participating Preferred Stock purchase rights.

Price Offered Per Share:	$42.00 net to you in cash, without interest.

Scheduled Expiration of Offer:	12:00 Midnight, New York City time on Monday, October 17, 2005, unless extended.

Purchaser:	Orange Merger Corp., a wholly owned subsidiary of Océ N.V.

Parent:	Océ N.V.

Depositary:	Mellon Investor Services LLC

Information Agent:	D.F. King & Co., Inc.

Dealer Manager:	Dresdner Kleinwort Wasserstein Securities LLC

Minimum Condition:	The offer is conditioned on a number of shares of common stock of Imagistics International Inc. (including the associated Series A Junior Participating Preferred Stock purchase rights) constituting at least a majority of the then outstanding shares on an as-if-converted basis having been validly tendered and not withdrawn prior to the expiration of the offer.

Other Conditions:

•    There having been no event causing a material adverse effect (as defined in the merger agreement) on Imagistics International Inc. nor any development reasonably expected to have a material adverse effect on Imagistics International Inc.;

•    the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•    the absence of certain actions and proceedings by governmental entities with respect to the transactions; and

•    the merger agreement not having been terminated in accordance with its terms.

The following are some of the questions that you, as a stockholder of Imagistics International Inc., may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Orange Merger Corp. We are a Delaware corporation and have carried on no business other than in connection with the merger agreement and the offer described in this summary term sheet. We are a wholly owned subsidiary of Océ N.V., a corporation organized under the laws of The Netherlands. See the “Introduction” and Section 8.

What are the classes and amounts of securities sought in the offer?

We are offering to purchase all of the outstanding common stock of Imagistics International Inc., including the associated Series A Junior Participating Preferred Stock purchase rights, which we refer to as the “rights”.

See the “Introduction” and Section 1. We refer to the common stock of Imagistics International Inc., together with the associated rights, as the “shares”.

How much are you offering to pay and what is the form of payment?

We are offering to pay $42.00 per share, net to you, in cash without interest and less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to make payment?

Océ N.V. will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger of Orange Merger Corp. with and into Imagistics International Inc., which we refer to as the “merger” and which is expected to follow the successful completion of the offer. We anticipate that these funds will be obtained from borrowings under an existing loan facility and cash held by Océ N.V. See Section 9.

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender your shares in the offer because:

•	the offer is being made for all of the outstanding shares of Imagistics International Inc. solely for cash;

•	the offer is not subject to any financing condition; and

•	pursuant to the merger agreement, Océ N.V., our parent, has represented that it will make available to us the funds necessary to consummate the offer and the merger.

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Monday, October 17, 2005 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 and Section 2.

Can the offer be extended and under what circumstances?

Yes. We may extend the expiration date of the offer. We have agreed in the merger agreement that we may extend the offer without Imagistic International Inc.’s consent in the following circumstances:

•	if any of the conditions to the offer have not been satisfied or waived, we may extend (and re-extend) the offer until such time as they are satisfied or waived; and

•	if extension for any period is required by any rule, regulation or interpretation of the Securities and Exchange Commission.

In addition, if on the initial scheduled expiration date or any subsequent scheduled expiration date any of the conditions to the offer is not satisfied or waived we must extend the offer if such condition or conditions could reasonably be expected to be satisfied prior to the date that any party can terminate the merger agreement without the other parties’ consent, which we refer to as the “termination date”, until such conditions are satisfied or waived, provided that we do not have to extend the offer beyond the termination date. The termination date is March 15, 2006, unless the only condition not satisfied is the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in which case the termination date is June 15, 2006.

We may also, in our sole discretion, provide a “subsequent offering period” in accordance with SEC rules, which would be an additional period of three to 20 business days.

How will I be notified if the offer is extended?

If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

What are the most significant conditions to the offer?

We are not obligated to purchase any shares which are validly tendered unless:

•	the number of shares constituting at least a majority of the then outstanding shares on an as-if-converted basis have been validly tendered and not withdrawn, which we call the “minimum condition”;

•	there has been no event causing a material adverse effect (as defined in the merger agreement) on Imagistics International Inc. nor any development reasonably expected to have a material adverse effect on Imagistics International Inc.;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated;

•	there are no specified actions and proceedings by governmental entities with respect to the transactions; and

•	the merger agreement has not been terminated in accordance with its terms.

The offer is also subject to a number of other conditions. We can waive any of the conditions to the offer without the consent of Imagistics International Inc., except that we cannot waive or decrease the minimum condition. See Section 15.

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot get any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may get some extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days after the date of the execution of the notice of guaranteed delivery. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2.

Until what time can I withdraw previously tendered shares?

You can withdraw shares at any time until the offer has expired and, if we have not agreed by November 17, 2005 to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. Your right to withdraw will not apply to shares tendered during any subsequent offering period discussed in Section 1, except if such shares are not immediately accepted for payment. See Section 3.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, bank or other fiduciary, you must instruct the broker, bank or other fiduciary to arrange for the withdrawal of your shares. See Section 3.

What does Imagistics International Inc.’s board of directors think of the offer?

We are making the offer pursuant to the merger agreement, which has been unanimously approved by the board of directors of Imagistics International Inc. The board of directors of Imagistics International Inc. has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of the holders of the shares, (ii) approved the merger agreement and the transactions contemplated by the merger agreement and (iii) recommended that the holders of the shares accept the offer and tender their shares to us pursuant to the offer.

The board of directors of Imagistics International Inc. has taken all action required to render Section 203 of the Delaware General Corporation Law inapplicable to the offer and the merger. In addition, Imagistics International Inc. has, with approval of its board, amended its Rights Agreement, dated September 28, 2001, as amended, to provide that (i) none of the merger, the merger agreement or any of the transactions contemplated thereby, including the offer, the issuance of shares of common stock pursuant to the top-up option described below or the public announcement of any of the foregoing, will cause the rights to become exercisable by, or otherwise trigger any rights of, the holders thereof and (ii) the rights shall automatically terminate on and as of the effective time of the merger.

Have any stockholders previously agreed to tender their shares?

Yes. The following officers of Imagistics International Inc. have agreed to tender their shares in connection with the offer: Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford.

Will the tender offer be followed by a merger if all the Imagistics International Inc.’s shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the then outstanding shares on an as-if-converted basis, Orange Merger Corp. will be merged with and into Imagistics International Inc. If that merger takes place, all remaining stockholders of Imagistics International Inc. (other than us, Océ N.V. and its wholly owned subsidiaries, Imagistics International Inc. and its subsidiaries, and stockholders properly exercising appraisal rights) will receive the same price that is paid for each share pursuant to the offer in cash. If we own at least 90 percent of the shares of Imagistics International Inc. common stock then outstanding, Imagistics International Inc. will not be required to obtain stockholder approval for the merger. Furthermore, the merger agreement grants us an option that we may exercise after consummation of the offer, in certain circumstances, to purchase for the offer price paid in the offer the number of newly-issued shares that, when added to the number of shares owned by Orange Merger Corp., Océ N.V. and their subsidiaries immediately following consummation of the Offer and issuance of these newly-issued shares, would equate to 90 percent of the shares of common stock then outstanding, so as to enable us to consummate the merger without stockholder approval. See the “Introduction” and Section 11.

If I tender my shares when will I get paid?

If we consummate the offer and accept your shares for payment, you will receive a check equal to the number of shares tendered multiplied by $42.00, net to you, in cash, without interest and less any required withholding tax. The checks will be mailed out promptly following our acceptance of the shares in the offer. See Section 4.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, stockholders not tendering their shares in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to rights of appraisal under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier, and you will not have appraisal rights if you tender your shares.

If a majority of the shares are tendered and accepted for payment, will Imagistics International Inc. continue as a public company?

No. Following the purchase of shares in the offer we expect to consummate the merger, and following the merger, Imagistics International Inc. no longer will be publicly owned. However, if for some unforeseen reason the merger does not take place, the number of stockholders of Imagistics International Inc. and the number of shares of Imagistics International Inc. which are still in the hands of the public may be so small that Imagistics International Inc. common stock may no longer be eligible to be traded on the New York Stock Exchange or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for Imagistics International Inc. common stock. Also, Imagistics International Inc. may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” and Section 13.

What is the market value of my shares as of a recent date?

On September 15, 2005, the last trading day before we announced the execution of the merger agreement, the closing price of Imagistics International Inc. common stock reported on The New York Stock Exchange was $32.98 per share. On September 16, 2005, the last trading day before we commenced the tender offer, the closing price of Imagistics International Inc. common stock reported on the New York Stock Exchange was $41.89 per share. We advise you to obtain a recent quotation for shares of Imagistics International Inc. common stock in deciding whether to tender your shares. See Section 6.

What are the United States federal income tax consequences of the proposed transactions?

Your receipt of cash consideration will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the particular tax consequences to you of tendering your shares in the offer or exchanging your shares in the merger.

Who can I talk to if I have questions about the tender offer?

You can call D.F. King & Co., Inc. at (800) 859-8508. D.F. King & Co., Inc. is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock

of Imagistics International Inc.:

INTRODUCTION

Orange Merger Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Océ N.V., a company organized under the laws of The Netherlands (“Parent”), hereby offers to purchase all outstanding shares of common stock, $0.01 par value (the “Common Stock”), together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement dated as of September 28, 2001, as amended (the “Rights Agreement”), between Imagistics International Inc. and Equiserv Trust Company, N.A. (the “Preferred Stock Rights” and, together with the shares of Common Stock, the “Shares”), of Imagistics International Inc., a Delaware corporation (the “Company”), at a purchase price of $42.00 per share (the “Offer Price”), net to seller in cash, without interest thereon, less any withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Stockholders of record who hold Shares registered in their own name and tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees, commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they will be charged any service fees. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to a required federal backup withholding tax of 28 percent of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 2. Purchaser will pay charges and expenses of D.F. King & Co., Inc. as Information Agent (the “Information Agent”), Dresdner Kleinwort Wasserstein Securities LLC as Dealer Manager (the “Dealer Manager”) and Mellon Investor Services LLC as Depositary (the “Depositary”), incurred in connection with the Offer. See Section 17.

The Board of Directors of the Company (the “Company’s Board of Directors”) by unanimous vote has (i) determined that the Merger Agreement (defined below) and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are advisable and in the best interests of the holders of the Shares, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser.

The Board has taken all other action required to render Section 203 of the Delaware Law (defined below) inapplicable to the Offer and the Merger. In addition, the Company has amended the Rights Agreement to provide that (i) none of the Merger, the Merger Agreement or any of the transactions contemplated thereby, including the Offer, the issuance of shares of Common Stock pursuant to the Top-Up Option (defined below) or the public announcement of any of the foregoing, will cause the Preferred Stock Rights to become exercisable by, or otherwise trigger any rights of, the holders thereof and (ii) the Preferred Stock Rights shall automatically terminate on and as of the Effective Time (as defined below).

The Company’s Board of Directors has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), dated September 15, 2005, to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the consideration of $42.00 per Share to be received by the holders of the Shares pursuant to each of the Offer and the Merger was fair, from a financial point of view, to the holders of the Shares. A copy of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered and limitations on the reviews undertaken, is included as an annex to the Company’s solicitation/recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which is being furnished to stockholders concurrently herewith. Stockholders are urged to read the full text of such opinion carefully.

The Offer is conditioned on a number of Shares constituting at least a majority of the then outstanding Shares on an as-if-converted basis having been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer is also conditioned on certain other customary conditions, including (i) there having been no event causing a Material Adverse Effect (as defined in the Merger Agreement) on the Company nor any development reasonably expected to have a Material Adverse Effect on the Company, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of certain actions and proceedings by governmental entities with respect to the transactions and (iv) the Merger Agreement not having been terminated in accordance with its terms.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2005 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions therein, as soon as practicable after the consummation of the Offer, Purchaser will, in accordance with the Delaware General Corporation Law (the “Delaware Law”), be merged with and into the Company (in which event the separate corporate existence of Purchaser will cease and the Company will be the “Surviving Corporation”) (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share will be converted into and represent the right to receive the Offer Price, without interest, except for (i) Shares held in the Company’s treasury immediately before the Effective Time or by any subsidiary of the Company, and each Share held by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately before the Effective Time (all of which will be cancelled, retired and will cease to exist) and (ii) Shares with respect to which appraisal rights are properly exercised (“Dissenting Shares”) under the Delaware Law. See Section 11.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Stockholder Tender and Voting Agreement dated September 15, 2005 (the “Tender Agreement”) with Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford, who are officers of the Company (collectively, the “Supporting Stockholders”), wherein each Supporting Stockholder agreed, among other things, to tender his or her Shares in the Offer, vote such Shares in favor of the Merger if they have not been accepted for payment and paid for in the Offer and grant a proxy to Purchaser and each officer of Parent to vote such Shares in certain circumstances.

The Merger Agreement grants to Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly-issued shares of Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90 percent of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price, provided that the number of shares of Common Stock subject to the Top-Up Option may not exceed 19.9 percent of the total number of shares of Common Stock outstanding on the date of issuance or the number of authorized shares of Common Stock available for issuance at such time. The Top-Up Option becomes exercisable at the election of Purchaser if Purchaser has accepted and paid for pursuant to the Offer more than 80 percent but less than 90 percent of the shares of the Common Stock then outstanding.

The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer (provided the Shares purchased represent at least a majority of the Shares issued and outstanding) Parent and Purchaser will be entitled to designate the number of directors, rounded to the nearest whole number, on the Company’s Board of Directors that equals the product of the total number of directors on the Company’s Board of Directors (giving effect to the directors designated by Parent) and the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding (on an as-if-converted basis). The Company will upon request by Parent or Purchaser use all reasonable efforts to promptly either increase the size of the Company’s Board of Directors or secure the resignation of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Company’s Board of Directors and shall take all action reasonably available to the Company to cause Parent’s designees to be so elected. The Company shall also, subject to applicable law and the rules of any stock exchange or trading market on which the Company’s Common Stock is based or traded, cause persons designated by Parent to have appropriate representation on each committee of the Company’s Board of Directors, each subsidiary Board and each committee of such. The Merger Agreement also provides that at all times prior to the Effective Time, the Company’s Board of Directors will have at least three directors who are directors on the date of the Merger Agreement (each an “Original Director”) or whose replacements are designated by an Original Director. If Parent’s designees are elected to the Company’s Board of Directors before the Effective Time, the affirmative vote of a majority of the Original Directors is required in connection with certain votes, including any action by the Company that could adversely affect the interests of the Company’s stockholders (other than Parent and its affiliates).

The consummation of the Merger is subject to the satisfaction or waiver of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the stockholders of the Company, if required under applicable law; (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint shall prohibit the consummation of the Merger (provided that the parties invoking this condition must have used their reasonable best efforts to have any such order or restraint vacated); and (iii) Purchaser, Parent or their affiliates shall have previously accepted for payment and paid for Shares pursuant to the Offer.

Under the Delaware Law, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90 percent of the then outstanding Common Stock, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company’s other remaining stockholders. In such event, Parent, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with the Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, the Minimum Condition is satisfied, but Purchaser does not acquire at least 90 percent of the then outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under the Delaware Law, a significantly longer period of time will be required to effect the Merger. See Section 12.

The Company has informed Purchaser that, as of September 9, 2005, there were: (i)15,530,517 shares of Common Stock issued and outstanding and 4,697,401 shares of Common Stock held in treasury; and (ii) outstanding options to purchase an aggregate of 1,441,560 shares of Common Stock under the Company’s stock option plans and option agreements. Based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after September 9, 2005, the Minimum Condition will be satisfied if the Purchaser acquired at least 8,486,040 Shares in the Offer. Also, assuming no shares of Common Stock were issued by the Company after such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, without a meeting of the Company’s stockholders, if Purchaser acquired at least 13,977,466 Shares.

Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser elects to provide a subsequent offering period, it will make a public announcement thereof on the next business day after the Expiration Date (defined below) or the date of termination of any prior subsequent offering period. See Section 1.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company’s stockholders. See Section 12.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them in their entirety before making any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) prior to the Expiration Date, Purchaser will accept for payment and pay for all Shares that are validly tendered and not withdrawn, in accordance with the procedures described in Section 2, on or prior to the Expiration Date, as soon as practicable after the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, October 17, 2005 (which is the twentieth business day from the date of this Offer to Purchase). Purchaser (subject to the terms and conditions of the Merger Agreement) may extend the Offer. If the Offer is extended, the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the purchase of any Shares by Purchaser.

The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer shall be subject to the Minimum Condition. The Offer is also subject to other conditions described in Section 15. Under the terms of the Merger Agreement, Purchaser expressly reserves the right (i) to waive any such condition (provided, that Purchaser shall not waive the Minimum Condition without the written consent of the Company), (ii) to increase the price per Share payable in the Offer, or (iii) to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that (a) decreases the Offer Price payable in the Offer or changes the form of consideration to be paid in the Offer, (b) reduces the maximum number of Shares to be purchased in the Offer, (c) imposes additional or different conditions to the Offer, or (d) is otherwise disadvantageous to the stockholders of the Company.

Purchaser may, without the consent of the Company, extend the Offer beyond the initial Expiration Date if any of the conditions to Purchaser’s obligation to accept Shares for payment have not been satisfied or waived until such time as they are satisfied or waived. Purchaser may also extend the Offer for any period required by any rule, regulation or interpretation of the SEC. In addition, if on the initial scheduled Expiration Date, and each subsequent scheduled Expiration Date, any of the conditions to the Offer is not satisfied or waived, Purchaser must extend the Offer if such condition or conditions could reasonably be expected to be satisfied prior to the Termination Date (as defined below) from time to time until such conditions are satisfied or waived, provided that Purchaser shall not be required to extend the Offer beyond the Termination Date.

Furthermore, after the Expiration Date, Purchaser has the right to provide for a subsequent offering period pursuant to Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) so long as, among other things:

•	the Offer was open for at least 20 business days and has expired;

•	the Offer is for all outstanding Shares;

•	Purchaser accepts and promptly pays for all Shares tendered and not withdrawn prior to the Expiration Date;

•	Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period;

•	Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period; and

•	Purchaser pays the same form and amount of consideration for all Shares tendered during both the initial offering period and the Subsequent Offering Period.

A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if applicable. Purchaser does not currently intend to provide a Subsequent Offering Period although it reserves the right to do so in its sole discretion.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Purchaser expressly reserves the right, at any time and from time to time, (i) to delay acceptance for payment of, or payment for, Shares, regardless of whether Shares were previously accepted for payment, pending receipt of any regulatory or governmental approvals, (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for prior to the satisfaction or waiver of all conditions to the Offer specified in Section 15 and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement, in each case by giving oral or written notice of such delay, extension, termination, waiver or amendment to the Depositary and by making public announcement thereof.

If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance of Shares for payment) or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in Section 3. The ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer. If a bidder elects to offer a Subsequent Offering Period under Rule 14d-11 under the Exchange Act the bidder must pay for shares tendered in accordance with that rule.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or change to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of security sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer’s soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a day when commercial banks in

The City of New York are authorized by law, regulation or order to be closed and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In connection with the Offer, the Company has caused its transfer agent to provide Purchaser with mailing labels and with security position listings of Shares held in stock depositories together with other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedure for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as hereinafter defined) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (i) certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of such delivery must be received by the Depositary), in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if such Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal, or (ii) if Shares are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each being hereinafter referred to as an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a certificate representing Shares is registered in the name of a person other than the signatory of the Letter of Transmittal (or a manually signed facsimile thereof), or if payment is to be made to, or Shares not accepted for payment or not tendered are to be registered in the name of, a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchaser, proper evidence satisfactory to Purchaser of their authority to so act must be submitted. See Instruction 5 of the Letter of Transmittal.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The term “Agent’s Message” means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and the Purchaser may enforce such agreement against such participant. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates representing Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	the Depositary receives, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

•	in the case of a guarantee of Shares, the certificates therefor (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange is open for business.

The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for, or book-entry confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, and will depend upon when certificates for Shares are received by the Depositary or book-entry confirmations of such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser in its sole discretion, and its determination shall be final and binding on all persons. Purchaser reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been expressly waived or cured to the satisfaction of Purchaser. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal, as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if, when and to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares or other securities accepted for payment will, without further action, be revoked, and no subsequent proxies may be given by such stockholder nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). Such designees of Purchaser will, with respect to such Shares and other securities or rights issuable in respect thereof, be empowered to exercise all voting and other rights of such stockholder as it, in its sole discretion, may deem proper in respect of any annual, special or adjourned meeting of the Company’s stockholders, action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, Purchaser must be able to exercise full voting rights with respect to the Shares accepted by Purchaser for payment immediately upon such acceptance.

Backup Withholding. To prevent federal backup withholding on payments made to stockholders with respect to Shares purchased pursuant to the Offer, each stockholder that is not otherwise exempt from backup withholding must provide the Depositary with his correct taxpayer identification number (“TIN”) and certify that he is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Non-United States holders must submit a completed Form W-8, typically a W-8BEN (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. These forms may be obtained from the Depositary. If backup withholding applies with respect to a stockholder, the Depositary is required to withhold and deposit with the Internal Revenue Service 28 percent of any payments made to such stockholder. See Instruction 9 of the Letter of Transmittal.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares) and (ii) when such Shares are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

3.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Purchaser and paid for pursuant to the Offer, may also be withdrawn after November 17, 2005.

For a withdrawal of Shares tendered to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 2, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with such withdrawn Shares and must otherwise comply with the procedures of the Book-Entry Transfer Facility.

If Purchaser extends the Offer, is delayed in its acceptance for payment of any Shares tendered, or is unable to accept for payment or pay for Shares tendered pursuant to the Offer, for any reason whatsoever, then, without prejudice to Purchaser’s rights set forth herein, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in Section 2 at any time prior to the Expiration Date or during a Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all persons. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notification.

THE METHOD FOR DELIVERY OF ANY DOCUMENTS RELATED TO A WITHDRAWAL IS AT THE ELECTION AND SOLE RISK OF THE WITHDRAWING STOCKHOLDER. ANY DOCUMENTS RELATED TO A WITHDRAWAL WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

4.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as soon as practicable after the Expiration Date if the conditions to the Offer described in Section 15 have each been satisfied or waived. If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept for payment and promptly pay for all Shares validly tendered during any Subsequent Offering Period. Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any required governmental approvals. If Purchaser desires to delay payment for Shares accepted for payment pursuant to the Offer and such delay would otherwise be in contravention of Rule 14e-1(c) of the Exchange Act, Purchaser will extend the Offer. See Section 1.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, as described in Section 2), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Purchaser’s acceptance of such Shares for payment. Payment for Shares so accepted for payment will be made by the deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving such payment from Purchaser and transmitting such payment to tendering stockholders.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay the Offer Price or return the tendered Shares promptly after any termination or withdrawal of the Offer), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 3. Under no circumstances will interest be paid on the purchase price by reason of any delay in making such payments.

If any tendered Shares are not accepted for payment and paid for, certificates representing such Shares will be returned (or, in the case of Shares delivered by book-entry transfer with the Book-Entry Transfer Facility as permitted by Section 2, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility) without expense to the tendering stockholder as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or in part, to Parent or to any affiliate of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to be paid to holders of Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares accepted for payment or paid for pursuant to the Offer, whether or not such Shares have been tendered, accepted for payment or paid for prior to such increase in the consideration.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger for a stockholder whose Shares are tendered and accepted for payment pursuant to the Offer or converted into cash in the Merger. This summary is written for stockholders who hold their Shares as capital assets and may not be applicable to a stockholder who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, to a stockholder who directly, indirectly or constructively owns stock of Purchaser for purposes of Section 302 of the Internal Revenue Code or to a stockholder who is not a United States person or who is otherwise subject to special tax treatment under the Internal Revenue Code (for example, brokers, dealers in securities, banks, insurance companies, tax-exempt organizations and financial institutions). For these purposes, a United States person means a person who or which is (i) an individual who is a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, the foregoing discussion does not address the tax treatment of holders of options to acquire Shares.

The receipt of cash for Shares pursuant to the Offer (or in the Merger) will be a taxable transaction for United States federal income tax purposes (and may also be a taxable transaction under applicable state, local or other tax laws). In general, a stockholder will recognize gain or loss for such purposes equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in the Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss if the Shares are a capital asset in the hands of the stockholder and will be long term capital gain or loss if the Shares were held for more than one year on the date of sale (in the case of the Offer) or the effective time of the Merger (in the case of the Merger). The receipt of cash for Shares pursuant to the exercise of dissenters’ rights, if any, will generally be taxed in the same manner as described above.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a rate of 28 percent. Backup withholding generally applies if the stockholder (a) fails to furnish such stockholder’s TIN, (b) furnishes an incorrect TIN or (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder’s correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is furnished to the IRS. Certain persons generally are entitled to exemption from backup withholding, including corporations, non-United States persons and financial institutions, provided they properly establish their status when required to do so by completing and providing the appropriate IRS forms. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his own tax advisor as to such stockholder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by properly completing the Substitute Form W-9 included in the Letter of Transmittal.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL OR NON-UNITED STATES INCOME AND OTHER TAX LAWS.

6.	Price Range of Shares; Dividends.

The Common Stock is listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “IGI.” The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on the NYSE as reported by published financial sources. The Company does not pay dividends on the Common Stock, and the Merger Agreement prohibits the Company from declaring or paying any dividends prior to the Effective Time, without Parent’s consent.

	Common Stock
	High	Low
Fiscal Year 2003
First Quarter	$21.68	$17.55
Second Quarter	26.30	18.50
Third Quarter	30.85	25.65
Fourth Quarter	39.20	29.00
Fiscal Year 2004
First Quarter	$45.50	$37.40
Second Quarter	46.85	34.80
Third Quarter	35.70	30.10
Fourth Quarter	36.85	32.32
Fiscal Year 2005
First Quarter	$35.22	$31.20
Second Quarter	34.97	24.62
Third Quarter (through September 15, 2005)	34.25	27.86

The Preferred Stock Rights trade together with the Common Stock. On September 15, 2005, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share reported on the NYSE was $32.98. On September 16, 2005, the last full trading day before the commencement of the Offer, the closing price per Share reported on the NYSE was $41.89.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.	Certain Information Concerning the Company.

General. The Company is a Delaware corporation with its principal executive offices located at 100 Oakview Drive, Trumbull, Connecticut 06611. The Company’s telephone number is (203) 365-7000. The Company is an independent direct sales, service and marketing organization offering business document imaging and management solutions, including copiers, multifunctional products and facsimile machines, in the United States, Canada and the United Kingdom.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial conditions and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company’s stockholders and filed with the SEC. The solicitation/recommendation statement of the Company on Schedule 14D-9, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, NE, Room, 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed via the EDGAR system.

Although Parent and Purchaser have no knowledge, as of the date of this Offer to Purchase, that any such information is untrue, Parent and Purchaser take no responsibility for the accuracy or completeness of information concerning the Company, provided by the Company or contained in the periodic reports, documents and records referred to herein or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent And Purchaser

General. Parent is a company organized under the laws of the Netherlands with its principal offices located at St. Urbanusweg 43, 5914 CC Venlo, The Netherlands. The telephone number of Parent is 31-77-3592222. Information about Parent, including the Annual Report 2004, is also available through the Internet at http://www.oce.com. Parent is one of the world’s leading suppliers of high quality and innovative products and services for use by professionals in print and document management processes, and Parent’s business focuses primarily on professional environments in which large volumes of document are processed. Parent has two principal lines of business:

•	Digital Document Systems; and

•	Wide Format Printing Systems.

Parent operates in a total of 80 countries and has its own sales force in 30 countries. Parent’s products and services are offered primarily through its direct sales and service organizations. Parent largely develops its technology internally.

Parent employs more than 21,000 people world-wide.

Parent had sales of approximately $3.5 billion in fiscal year 2004, approximately $1 billion of which consisted of wide format printing systems and $2.4 billion of which consisted of digital document printing systems. Parent’s major markets are Europe and the United States.

Parent is a public company. Parent’s Ordinary Shares are primarily traded on the Amsterdam Stock Exchange. Parent’s Ordinary Shares are also listed on other stock exchanges including in Düsseldorf, Frankfurt am Main and Switzerland. American Depository Receipts representing Parent’s American Depository Shares are also traded on Nasdaq under the symbol “OCENY”. One Parent American Depository Share represents one Ordinary Share.

Purchaser is a Delaware corporation with its principal offices located at 5450 North Cumberland Avenue, Chicago, IL 60656. The telephone number of Purchaser is (773) 714-4408. Purchaser has not carried on any activities other than in connection with the Merger Agreement and the Offer. Purchaser is wholly-owned by Parent.

Parent is subject to the informational and reporting requirements of the Exchange Act applicable to foreign private issuers and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Additional information concerning Parent is set forth in Parent’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004 and other reports filed with the SEC. These reports are available for review, or copies of reports may be obtained, at the same places described in Section 7.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I hereto.

Except as provided in the Merger Agreement, or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries (including Purchaser) or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Parent, Purchaser or any of the persons listed in Schedule I have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser or any of the persons listed in Schedule I have, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities, laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to consummate the Offer (assuming that all Shares are tendered) is estimated to be approximately $667 million, including estimated fees and expenses. Purchaser will incur additional costs in connection with the Merger, including the cost of cancelling outstanding stock options and assumption of debt. Purchaser will obtain all of such funds from Parent, either directly or indirectly in the form of capital contributions and/or loans from Parent and/or its subsidiaries or affiliates. Parent will obtain all of such funds pursuant to a Credit Facility Agreement, dated September 16, 2005 (the “Credit Agreement”), among Parent as borrower, ABN AMRO Bank N.V., Coöperatieve Central Raiffeisen-Boerenleenbank B.A. and ING Bank N.V. as mandated lead arrangers, ING Bank N.V. as facility agent (the “Agent”) and the banks from time to time parties thereto (the “Banks”). Any additional funds required will be provided from internal resources. This summary is not a complete description of the terms and conditions of the Credit Agreement and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy which has been filed with the Commission as an exhibit to the Schedule TO filed by Parent and Purchaser with respect to the Offer.

Under the Credit Agreement, the Banks have made available to Parent an unsecured revolving credit facility of up to $750 million. Loans under the Credit Agreement (the “Loans”) may be utilized to finance the transaction contemplated under the Merger Agreement and, to the extent not utilized for that purpose following the completion of such transaction, for general corporate purposes. Loans may be, at the option of Parent, drawn for a term of one, two or three months, or as otherwise agreed by Parent and the Banks, but, in any event, for a term not extending beyond the final maturity date. Loans may be drawn at any time until one month prior to the final maturity date. The final maturity date of any and all Loans is nine months after the date of the Agreement. Parent is currently considering various refinancing alternatives that may be pursued following consummation of the Offer or the Merger, which may include other borrowing or the use of other cash resources. Such refinancing is not necessary to consummate the Offer or the Merger.

Loans bear interest at LIBOR plus the applicable margin and the costs, if any, to the Banks of complying with the requirements of certain central banks. Parent is obligated to pay an agency fee to the Agent, an up-front fee to the original Banks and a commitment fee on the undrawn, uncancelled portion of the credit facility under the Credit Agreement at a rate per annum equal to 40 percent of the applicable margin.

The Loans are subject to mandatory prepayment in certain limited circumstances. Voluntary prepayments of the Loans and voluntary reduction of the credit facility are permitted, in whole or in part, at the option of Parent in minimum principal amounts, without premium or penalty, subject to payment of an additional fee under certain circumstances.

The Credit Agreement contains customary representations and warranties, conditions precedent, covenants, events of default, indemnities and other provisions.

10.	Background of the Offer and the Merger; Past Contacts or Negotiations with the Company.

From time to time, the Company and its Board of Directors have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing stockholder value.

In the Fall of 2004, the Company was approached by a number of investment banking firms regarding the potential environment for leveraged buy-out transactions. In addition, discussions with an industry participant regarding a potential commercial arrangement were extended to include the possibility of a business combination. In mid-December 2004, the Company’s Board of Directors authorized management to engage in discussions with potentially interested parties.

In January 2005, the Company, through its financial advisor Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), made initial contact with selected financial investors and also approached selected strategic buyers. The Company was also approached by an additional industry participant. The Company held management presentations for a number of these interested parties.

In early February 2005, the Company sent correspondence to potential financial and strategic bidders which contained the procedures for submission of preliminary non-binding indications of interest. In mid-February 2005, the Company received preliminary non-binding indications of interest from certain strategic and financial bidders. In late February 2005, based on the initial indications received, the Company decided to terminate its discussions with interested parties and to continue executing its standalone plan.

On June 28, 2005, Mr. van Iperen contacted Marc Breslawsky, Chairman and Chief Executive Officer of the Company, to invite him to dinner. Mr. Breslawsky agreed to have dinner on July 13, 2005 in Stamford, Connecticut. He also requested that Joseph Skrzypczak, President and Chief Operating Officer of the Company, join them for dinner.

On July 12, the Company’s Board of Directors held a regularly scheduled meeting, during which Mr. Breslawsky informed the members of the planned dinner with Mr. van Iperen.

On July 13, 2005, Mr. van Iperen met Mr. Breslawsky and Mr. Skrzypczak for dinner. At the dinner, Mr. van Iperen provided Mr. Breslawsky with an overview of Parent’s operations in the United States and worldwide. Mr. van Iperen suggested the two companies explore alternatives for a strategic partnership or business combination. Mr. Breslawsky responded that, in anticipation of the dinner, he had reviewed publicly available information regarding Parent’s business and agreed that it would make sense to explore options. Mr. Breslawsky indicated the Company would retain Merrill Lynch as its financial advisor to explore options with Parent and that he would consult with the Company’s Board of Directors regarding the pursuit of further discussions with Parent.

Over the following two days, Mr. Breslawsky contacted each of the members of the Company’s Board of Directors to inform them of his conversation with Mr. van Iperen. The members of the Company’s Board of Directors encouraged Mr. Breslawsky to continue discussions with Parent.

On July 18, 2005, the Company contacted Merrill Lynch to act as its financial advisor in connection with a potential transaction with Parent. The terms of the Company’s engagement with Merrill Lynch were confirmed in a letter dated August 16, 2005.

On July 18, 2005, Merrill Lynch contacted Dresdner Kleinwart Wasserstein Securities LLC (“DrKW”), Parent’s financial advisor, to discuss the nature of Parent’s interest in pursuing a business combination with the Company. Merrill Lynch indicated that Mr. Breslawsky was prepared to put forth a proposal to the Company’s Board of Directors, although the Company was not at that time actively engaged in any process for a sale of the company. On July 20, 2005, at Parent’s request, DrKW sent a request for information to Merrill Lynch.

On July 22, 2005, Merrill Lynch held a conference call with DrKW to discuss what preliminary proposal for a business combination, if any, Parent was prepared to make to the Company. Later that day, Merrill Lynch had an additional discussion with DrKW, in which DrKW requested non-public information regarding the Company and was informed that the Company would expect to receive a preliminary proposal for a transaction before providing such information. The financial advisors discussed the potential terms of such a proposal, including the form of consideration and the concern of the Company that any proposal not be subject to a financing contingency.

On July 29, 2005, after updating the Supervisory Board of Parent regarding the status of discussions with the Company, Mr. van Iperen, on behalf of Parent, sent an initial indication of interest to Mr. Breslawsky for the acquisition of all outstanding shares of the Company. The letter proposed a purchase price of between $37.00 and $41.00 per share in cash and indicated that the transaction could be funded from Parent’s existing cash balances and existing credit facility. The letter indicated that a transaction would be conditioned on negotiation of definitive agreements, receipt of all third party and governmental consents, approvals by the Board of Directors and stockholders of the Company, approval by Parent’s Supervisory Board, the absence of a material adverse change in the Company’s business, and that Parent would need to conduct a customary due diligence investigation prior to finalizing a definitive agreement. The letter further indicated that Parent envisioned that the Company’s current management would assume a leadership position in the United States office business of a combined company.

On August 1, 2005, Merrill Lynch informed DrKW that Company management believed that a proposed price range from Parent of $41.00 to $44.00 per share would be a basis on which to proceed with due diligence and negotiation of definitive agreements. Merrill Lynch reiterated that any proposal could not have a financing contingency.

On August 2, 2005, at Parent’s request, DrKW informed Merrill Lynch that Parent had a strong interest in proceeding with a transaction and was willing to submit an indication of interest letter specifying an offer for the Company at a price in excess of $40.00 per share but was not at that time in a position to suggest a price as high as $44.00 per share. DrKW also informed Merrill Lynch that Parent proposed that the Company prepare a management presentation for Parent and its advisors, after which Parent would reply with a revised price proposal.

On August 3, 2005, Davis Polk & Wardwell (“Davis Polk”), counsel to the Company, sent a proposed draft confidentiality and standstill letter agreement to attorneys at Reed Smith LLP, counsel to Parent (“Reed Smith”). Counsel at Davis Polk and Reed Smith held several phone conversations and exchanged several drafts of the letter in the following days and the companies executed a final letter agreement on August 17, 2005.

On August 4, 2005, following a number of discussions over the previous days, Mr. van Iperen submitted a revised indication of interest to the Company. This letter was substantially identical to the July 29, 2005 letter from Mr. van Iperen to Mr. Breslawsky, except that it specified a price range in excess of $40.00 per share. The letter also confirmed that the offer would not be subject to a financing condition.

On August 5, 2005, Merrill Lynch, on behalf of the Company, notified DrKW that the Company was prepared to further explore a possible business combination on the basis of the terms in the indication of interest dated August 4, 2005. Representatives of the companies and their respective financial advisors discussed the parties’ respective views of the financial aspects and timing of Parent’s potential acquisition of the Company.

The Company and Parent agreed that management of the Company would make a presentation to Parent on August 18, 2005 to provide a more detailed overview of the Company, including its strategic plan. Parent agreed to provide a revised indication of interest with a narrower price range shortly following the management presentation.

On August 8, 2005, Mr. van Iperen and Mr. Breslawsky had a telephone conversation to discuss the proposed transaction.

On August 9, 2005, Parent submitted a list of business and financial topics it wanted to be covered in the management presentation.

On August 11, 2005, the Company’s Board of Directors held a telephonic meeting, in which Mr. Breslawsky updated the Company’s Board of Directors on the status of negotiations with Parent. In that meeting, Mr. Breslawsky and the Company’s management answered the board members’ questions regarding Parent’s most recent proposal and the potential value and risks of the proposed transaction to the Company and its stockholders. The Company’s Board of Directors authorized Mr. Breslawsky to continue with negotiations and with the planned management presentations.

On August 18, 2005, management of the Company gave a presentation on the Company’s objectives, strategy and business to representatives of Parent and DrKW. Parent also presented a review of its business and strategy, including the rationale for pursuing a business combination with the Company.

On August 19, 2005, Jan Dix, CEO of Océ USA-Holding and Michael Frequin, Executive Vice President of Digital Document Systems, of Parent visited the Company’s Technology Center in Shelton, Connecticut and the headquarters in Trumbull, Connecticut with Mr. Skrzypczak and Nathaniel Gifford, Vice President of Product Development and Marketing of the Company.

From August 19 to September 4, 2005, the Company provided supplemental information in response to follow-up questions related to the management presentation.

On August 23 and 24, 2005, Messrs. Breslawsky and Skrzypczak met with Parent management in Venlo, The Netherlands. The participants discussed the organizational structure of Parent and the ideas of Parent management for integrating the Company into the Parent organization. At that meeting, Parent management informed Mr. Breslawsky that they would want him to lead Parent’s combined United States office business for an interim period after completion of the transaction.

On August 24, 2005, at Parent’s request DrKW initiated a conference call with Jan van den Belt, Chief Financial Officer of Parent, Mr. Lindenhovius, EVP—Special Projects of Parent, and Timothy Coyne, Chief Financial Officer of the Company, to discuss financial issues. Also on that day, Reed Smith sent a proposed legal documentary due diligence request list to Davis Polk.

On August 25, 2005, Mr. van Iperen, Mr. van den Belt and Mr. Dix (representing all members of the Executive Board of Parent) met with Parent’s Supervisory Board to discuss the proposed transaction. The Supervisory Board unanimously authorized the Executive Board to pursue a business combination, subject to due diligence, agreement on the terms of a written definitive merger agreement and other customary conditions. At Parent’s request, DrKW then informed Merrill Lynch that the Supervisory Board of Parent had met and was supportive of the proposed transaction, but was concerned that the purchase price being sought by the Company was high relative to the market and other comparable transactions. DrKW also informed Merrill Lynch that Parent proposed a $41.00 per share cash purchase price and that Parent would prefer to structure the transaction as a tender offer. Merrill Lynch replied that $41.00 per share was a disappointing offer.

On August 26, 2005, Merrill Lynch informed DrKW that the Company’s management was not prepared to recommend $41.00 per share to the Company’s Board of Directors.

From August 26, 2005 through August 29, 2005, DrKW and Merrill Lynch discussed the potential terms of the revised indication of interest.

Early on August 29, 2005, at Parent’s request DrKW informed Merrill Lynch that Parent was prepared to offer $42.00 per share in cash as its final offer. Later that day, Merrill Lynch notified DrKW that if Parent submitted a revised written proposal at $42.00 per share in cash, the Company’s management would recommend it to the Company’s Board of Directors.

On August 30, 2005, Mr. van Iperen submitted a further revised indication of interest to Mr. Breslawsky, which proposed a cash tender offer with a purchase price of $42.00 per share, subject to due diligence, agreement on the terms of a written definitive merger agreement and final authorization from Parent’s Supervisory Board. The letter was subject to substantially identical conditions as the earlier letters, except that it removed the condition for non-governmental third party consents.

Also on August 30, 2005, counsel from Reed Smith and counsel from Davis Polk had a number of conversations to discuss logistical issues for due diligence and for negotiating a merger agreement and potentially initiating a tender offer. Later that day, counsel from Reed Smith sent a revised legal documentary due diligence request list to Davis Polk. Advisors for the Company and Parent had several additional conversations over the following days to organize documentary due diligence and management meetings, to be held at Davis Polk’s offices in New York during the following week.

On the evening of August 30, 2005, the Company’s Board of Directors held a telephonic meeting. They were joined by representatives of Merrill Lynch and counsel from Davis Polk. On that call, Mr. Breslawsky updated the board on the status of negotiations and on the most recent proposal from Parent. Mr. Breslawsky also recounted his and Mr. Skrzypczak’s meetings with Parent management in the Netherlands. Representatives of Merrill Lynch advised the board that a $42.00 per share price would compare favorably to comparable transactions and that Parent’s balance sheet should be able to support such a price without material financing risk. Counsel from Davis Polk advised the Board on its fiduciary duties in the context of a sale of the Company. At the end of the meeting, the Board authorized Mr. Breslawsky to continue with negotiations.

On August 31, 2005, Merrill Lynch notified DrKW that the Company’s Board of Directors had authorized management to continue exploring a business combination with Parent. Merrill Lynch also requested that Parent submit a business and financial documentary due diligence request list. On the same date, Mr. van Iperen and Mr. Breslawsky spoke by phone to discuss further steps to be taken.

On August 31, 2005, counsel from Reed Smith and Davis Polk held a conference call to discuss the Company’s existing employee benefits arrangements and other due diligence matters in relation to the transaction.

On September 2, 2005, Mr. van Iperen sent a letter to the Supervisory Board of Parent regarding the results of his discussions with Mr. Breslawsky. Parent also sent a comprehensive documentary due diligence information request list to the Company. After discussion, it was agreed by the parties to proceed with the due diligence process based on the list. Counsel from Reed Smith also distributed an initial draft Merger Agreement to the Company and its advisors.

From September 5, 2005 until September 10, 2005, representatives of Parent and their advisors conducted documentary due diligence on the Company at the offices of Davis Polk in New York. During this period, advisors to Parent and advisors to the Company held numerous informal conversations regarding the due diligence process and questions arising from the materials provided. On September 6, 2005 through September 8, 2005, management of the Company held several meetings with representatives of Parent and its advisors to provide additional due diligence information and to answer questions.

Between September 8, 2005 and September 11, 2005, counsel from Davis Polk and from Reed Smith held numerous conversations and exchanged numerous drafts of the Merger Agreement in order to resolve outstanding issues, including as to closing conditions, termination rights, triggers for the termination fee and the amount of that fee.

On September 12, 2005, Messrs. Breslawsky and van Iperen met in Chicago to discuss the transaction and potential management and integration matters. At the meeting, Mr. van Iperen expressed concern regarding certain matters identified in due diligence, including Parent’s concerns about the achievability of the Company’s forecasts and their concerns about the amount of employee benefits payment obligations that could potentially be incurred by the Company in connection with the transaction under the Company’s pre-existing benefits arrangements. Mr. van Iperen suggested that these items could justify a reduction in the offer price of $42.00. Mr. Breslawsky responded that management believed that the Company’s plan was achievable, that the Company’s benefits arrangements had all been publicly disclosed and that he would not accept a reduction in the offer price.

On September 13, 2005, Mr. van Iperen had further telephone conversations with each of Mr. Breslawsky and Mr. Skrzypczak regarding the amount of employee benefits payment obligations that could potentially be incurred by the Company in connection with the transaction. In a telephone conversation with Mr. Breslawsky on the evening of September 13, 2005, Mr. van Iperen advised Mr. Breslawsky that Parent was exploring ways to mitigate employee benefits related expenses. Mr. van Iperen confirmed that, assuming resolution of final issues, the offer price would be $42.00.

On September 14, 2005, the Company’s Board of Directors met at the offices of Merrill Lynch in New York. Representatives of Merrill Lynch and counsel from Davis Polk also attended. At the meeting, Mr. Breslawsky and Mr. Skrzypczak updated the board on the status of negotiations and on developments since the previous board meeting. Counsel from Davis Polk again advised the board members regarding their fiduciary duties, reviewed the terms of the draft Merger Agreement previously distributed to board members and answered questions from the board. Merrill Lynch reviewed its analysis of the financial terms of the transaction and answered questions from the board. At the end of the meeting, the board authorized Mr. Breslawsky to continue with negotiations with a view to entering into a transaction on acceptable terms.

On the evening of September 14, 2005, Mr. Breslawsky and Mr. van Iperen spoke by telephone to resolve outstanding issues regarding the transaction. Later that evening and through the following morning and early afternoon, counsel from Davis Polk and from Reed Smith held numerous conversations to resolve remaining issues regarding the Merger Agreement, including as to the amount of the termination fee and certain triggers upon which such fee would be payable.

On the afternoon of September 15, 2005, the Company’s Board of Directors held a telephonic meeting. At that meeting, Mr. Breslawsky and counsel from Davis Polk updated the board on the resolution of the remaining outstanding issues regarding the Merger Agreement and answered questions from the board. Also at the meeting, Merrill Lynch delivered its opinion to the Company’s Board of Directors to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the consideration of $42.00 per Share to be received by the holders of the Shares pursuant to each of the Offer and the Merger was fair, from a financial point of view, to such holders. The meeting concluded with the unanimous passing of resolutions of the board (i) determining that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) recommending that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, (iv) approving the Offer and the Merger for purposes of Section 203 of the Delaware Law, (v) approving the amendment to the Rights Agreement described herein, and (vi) authorizing management to, among other things, finalize the negotiations and execute and deliver the Merger Agreement.

11.	The Merger Agreement and Tender Agreement.

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule TO referred to in Section 18 and is incorporated herein by reference. The following summary may not contain all of the information important to you. The Merger Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 7. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

The Offer. Purchaser has offered to pay in respect of each Share an amount equal to $42.00 per Share, net to seller in cash, without interest thereon, less any withholding taxes.

The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer shall be subject to the condition that at least the number of Shares that shall constitute a majority of the then outstanding Shares on an as-if converted basis (including without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The Offer is also subject to other conditions described in Section 15. Under the terms of the Merger Agreement, Purchaser expressly reserves the right (i) to waive any such condition (provided that Purchaser shall not waive the Minimum Condition without the written consent of the Company), (ii) to increase the price per Share payable in the Offer, and (iii) to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that (a) decreases the Offer Price payable in the Offer or changes the form of consideration to be paid in the Offer, (b) reduces the maximum number of Shares to be purchased in the Offer, (c) imposes additional or different conditions to the Offer, or (d) is otherwise disadvantageous to the stockholders of the Company.

Purchaser may, without the consent of the Company, extend the offer beyond the initial Expiration Date if any of the conditions to Purchaser’s obligation to accept Shares for payment have not been satisfied or waived, until such time as they are satisfied or waived. Purchaser may also extend the Offer for any period required by any rule, regulation or interpretation of the SEC. In addition, if, on the initial scheduled Expiration Date and each subsequent scheduled Expiration Date, any of the conditions to the Offer is not satisfied or waived, Purchaser must extend the offer if such condition or conditions could reasonably be expected to be satisfied prior to the Termination Date (as defined below), from time to time until such conditions are satisfied or waived; provided that Purchaser shall not be required to extend the Offer beyond the Termination Date.

Furthermore, after the Expiration Date, Purchaser has the right to extend the Offer for a Subsequent Offering Period pursuant to Rule 14d-11 of the Exchange Act.

Directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer (provided the Shares purchased represent at least a majority of the Shares issued and outstanding on an as-if-converted basis), Parent will be entitled to designate a number of directors, rounded to the nearest whole number, on the Company’s Board of Directors that equals the product of the total number of directors on the Company’s Board of Directors (giving effect to the directors designated by Parent) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding (on an as-if-converted basis). The Company will, upon request by Parent or Purchaser, use all reasonable efforts to promptly either increase the size of the Company’s Board of Directors or secure the resignation of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Company’s Board of Directors, and shall take all actions available to the Company to cause Parent’s designees to be so elected. The Company shall also, subject to applicable law and the rules of any stock exchange or trading market on which the Company’s Common Stock is based or traded, cause persons designated by Parent to have appropriate representation on each committee of the Company’s Board of Directors, each subsidiary’s board and each committee of such.

If Parent’s designees are elected to the Company’s Board of Directors, until the Effective Time, the Company’s Board of Directors must have at least three directors who are directors of the Company on the date of the Merger Agreement (each, an “Original Director”) or whose replacements are designated by an Original Director. If Parent’s designees are elected to the Company’s Board of Directors before the Effective Time, the affirmative vote of a majority of the Original Directors shall be required to:

•	amend or terminate the Merger Agreement by the Company;

•	exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement;

•	extend the time for performance of Parent’s and Purchaser’s obligations under the Merger Agreement;

•	take any other action under or in connection with the Merger Agreement;

•	amend the certificate of incorporation or bylaws of the Company; or

•	approve any other action by the Company which could adversely affect the interests of stockholders of the Company (other than Parent, Purchaser and their affiliates (other than the Company and its subsidiaries)), with respect to the transactions contemplated by the Merger Agreement.

Top-Up Option. The Merger Agreement grants to Purchaser an irrevocable option to purchase up to that number of newly-issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer and the issuance of such Top-Up Option Shares, shall constitute 90 percent of the shares of Common Stock then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price; provided that the number of shares of Common Stock subject to the Top-Up Option shall not exceed 19.9 percent of the total number of shares of Common Stock outstanding immediately prior to such issuance or the number of shares of authorized Common Stock available for issuance at such time. The Top-Up Option becomes exercisable at the election of Purchaser if Purchaser has accepted and paid for pursuant to the Offer more than 80 percent but less than 90 percent of the shares of Common Stock then outstanding.

The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation and a wholly-owned subsidiary of Parent.

Conditions to the Merger. The respective obligations of Parent, Purchaser and the Company to effect the Merger is subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement shall have been approved and adopted by the stockholders of the Company, if required under Delaware Law;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint then in effect shall prohibit the consummation of the Merger, provided that the parties invoking this condition shall have used their reasonable best efforts to have such order or restraint vacated; and

•	Purchaser, Parent or their affiliates shall have previously accepted for payment and paid for Shares pursuant to the Offer.

Conversion of Shares in the Merger. At the Effective Time and without any action on the part of Parent, Purchaser, the Company or any holder of Shares (i) each issued and outstanding Share (other than Shares to be cancelled as described in clause (ii) and any Shares that are held by stockholders properly exercising appraisal rights under the Delaware Law) will be converted into the right to receive the Offer Price payable to the holder thereof, without interest (the “Merger Consideration”); and (ii) each Share held in the Company’s treasury or by any subsidiary of the Company immediately before the Effective Time, and each Share held by Parent,

Purchaser, or any other direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time, shall cease to be outstanding, and be cancelled and no consideration will be delivered in exchange for them. Upon the merger of Purchaser with and into the Company, each issued and outstanding share of common stock of Purchaser will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of Options. The Merger Agreement provides that simultaneously with the execution of the Merger Agreement, the Company’s Board of Directors has adopted resolutions to cancel all the Company’s stock options effective immediately prior to the Effective Time in accordance with and pursuant to the terms of the Company’s Stock Plans under which such Company options were granted. In consideration of such cancellation, the holder of each Company stock option that has not been exercised prior to the Effective Time who executes and delivers to the Company, at or prior to the Effective Time, an option cancellation agreement shall be entitled to receive an amount of cash equal to the product of the excess, if any, of the Offer Price over the exercise price per share of Stock, multiplied by the number of shares Stock issuable pursuant to the unexercised portion of such Company stock option. The Company’s Stock Plans and other stock option plans of the Company shall terminate as of the Effective Time.

The Company has agreed that prior to the Effective Time, the Company will take all actions that are necessary:

•	to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Company stock options, other options, warrants, rights or agreements which would entitle any Person to acquire any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof (except for cash payments in respect of options to be made as provided in this Section);

•	to cause such Company stock options and any other options, warrants, rights or agreements which would entitle any Person to acquire any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof to be cancelled immediately prior to the Effective Time or to be subject to cancellation as provided in the Merger Agreement; and

•	to cause the Company to claim any applicable federal and state income tax deductions for the payments to holders of Company stock options in accordance with the Merger Agreement so that any tax benefits accruing therefrom will be for the account of the Surviving Corporation.

Outstanding purchase rights under the Company’s Employee Stock Purchase Plan shall be exercised upon the earlier of (i) the next scheduled purchase date under the Company’s Employee Stock Purchase Plan or (ii) at least five business days prior to the Effective Time, and to the extent not so exercised shall terminate, and each participant in the Company’s Employee Stock Purchase Plan shall accordingly be issued shares of Common Stock at that time for purchase rights exercised, which shall be converted into the right to receive the Offer Price, without interest. The Company shall cause the Company’s Employee Stock Purchase Plan to be suspended at the earlier of the end of the current offering period or, at least five days prior to the Effective Time through the Effective Time, and no purchase rights shall be subsequently granted or exercised under the Company’s Employee Stock Purchase Plan.

Employee Benefits. From the Effective Time through December 31, 2006, Parent and the Surviving Corporation will provide the employees of the Company or any subsidiary of the Company who, in the sole discretion of Parent, remain in the employment of Parent or the Surviving Corporation, the Company, their subsidiaries or their respective successors (the “Continuing Employees”) compensation and employee benefits substantially comparable to the compensation and employee benefits provided to such employees immediately prior to the Effective Time. Neither Parent nor the Surviving Corporation is required to continue or to cause the continuance of any specific employee benefit plans or to continue or cause the continuance of the employment of any specific person; provided, that Parent shall cause the Surviving Corporation and its subsidiaries to comply with their respective obligations under each of certain employment agreements listed in the Merger Agreement, or entered into prior to the Effective Time in accordance with the Merger Agreement, in each case in accordance with the terms of such agreements.

With respect to each benefit plan of Parent or its subsidiaries in which a Continuing Employee participates after the Effective Time, for purposes of determining eligibility, vesting and amount of benefits, including severance benefits and paid time off entitlement (but not for pension benefit accrual purposes), Parent shall cause service with the Company and its subsidiaries (or predecessor employers to the extent the Company or its subsidiaries provided past service credit) to be treated as service with Parent and its subsidiaries; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

With respect to any welfare benefit plan maintained by Parent or its subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent and its subsidiaries will, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the Company Plans prior to the Closing and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

Stockholders’ Meeting. If adoption of the Merger Agreement by the Company stockholders is required by law to consummate the Merger, the Company, acting through the Company’s Board of Directors, will, in accordance with applicable law, its bylaws and, if applicable, the rules of the NYSE:

•	duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following the acceptance for payment and payment for Shares pursuant to the Offer to consider and take action on the adoption of the Merger Agreement and the Merger;

•	prepare and, after providing Parent with the opportunity to review and comment, promptly file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and obtain and furnish the information required to be included by the SEC in the definitive proxy or information statement related to such stockholder meeting, and, after consultation with Parent, Purchaser and their counsel, respond promptly to any comments made by the SEC or its staff with respect to the preliminary proxy or information statement and cause the proxy statement to be mailed to its stockholders;

•	subject to the provisions of the Merger Agreement, include in the proxy statement the recommendation of the Company’s Board of Directors that stockholders vote in favor of the adoption of the Merger Agreement and the approval of the Merger; and

•	use its reasonable best efforts to solicit from holders of Shares proxies in favor of the adoption of the Merger Agreement and approval of the Merger and take all other reasonable action necessary or, in the reasonable opinion of Parent or Purchaser, advisable to secure any vote or consent of stockholders required by the Delaware Law to effect the Merger.

At any Company stockholder’s meeting, Parent and Purchaser will vote all Shares owned by them to approve the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things: its organization and qualification and subsidiaries; capitalization; authority relative to the Merger Agreement; no conflicts; required filings and consents; SEC filings; information supplied for the Offer documents and the proxy statement; absence of certain changes or events; permits and compliance; tax matters; actions and proceedings; ERISA; labor matters/employees; intellectual property; environmental matters; state takeover laws; opinion of financial advisor; broker’s fees; unlawful payments and contributions; material contracts; and actions with respect to the Rights Agreement.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or a “Material Adverse Effect” on the Company. For purposes of the Merger Agreement and this Offer to Purchase, when used in connection with the Company or any of its subsidiaries, the term “Material Adverse Effect” means, a material adverse effect on (i) the business, operations, results of operations or financial condition of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement, except to the extent resulting from, related to or otherwise arising by virtue of (x) the public announcement or pendency of the transactions contemplated by the Merger Agreement, (y) any changes in general United States or global economic conditions or (z) any changes affecting the industry generally in which the Company operates.

Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things: their organization and qualification; their authority relative to the Merger Agreement; no conflicts; required filings and consents; the Offer documents; information supplied for the proxy statement and the Company’s solicitation/recommendation statement on Schedule 14D-9; brokers or finders; and the ability of Parent and Purchaser to finance the transactions contemplated by the Merger Agreement. Certain representations and warranties in the Merger Agreement made by the Parent and Purchaser are qualified as to “materiality” or “Material Adverse Effect” on the Parent.

The representations, warranties and covenants made by the Company in the Merger Agreement are qualified, including by information contained in disclosure schedules, that the Company delivered to Parent and Purchaser in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts. Stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its affiliates.

None of the representations and warranties made by Parent, Purchaser or the Company in the Merger Agreement survives the Effective Time.

Covenants. The Merger Agreement contains various customary covenants of the parties. The following is a description of certain of the covenants:

Interim Operations.

Until the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees.

During the same period, without the consent of Parent, the Company will not, nor permit any of its subsidiaries to do, any of the following:

•	adopt or propose any change in its charter, by-laws or equivalent documents;

•	amend any term of any outstanding security of the Company or any of its subsidiaries or redeem any rights or amend, modify or take any other action under the Rights Agreement; provided that the Company may, without the consent of Parent or Purchaser, amend, modify or take such other action under the Rights Agreement as may be necessary to prevent the occurrence, in certain circumstances, of a “Distribution Date” as such term is defined in the Rights Agreement;

•	engage in any merger or consolidation;

•

issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of the Company or any of its subsidiaries (other than the issuance of shares by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company), or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any stock appreciation rights or limited stock appreciation rights, or any other ownership interest of the Company or any of its subsidiaries or (ii) except in the ordinary course of business and in a manner consistent with past practice, any property or assets (tangible or intangible) (including, without limitation, by merger, consolidation, spinoff or other dispositions of stock or assets) of the Company or any of its subsidiaries, except in the case of either clause (i) or (ii) above, (A) issuance of Common Stock upon the exercise of stock options issued prior to the date of the Merger Agreement pursuant to the Company’s Stock Plans and (B) sales or other dispositions of property and assets of the Company and its subsidiaries in an aggregate amount that does not exceed $1,000,000 in any three month period;

•	create or incur any Lien on any material asset (tangible or intangible) other than in the ordinary course of business and consistent with past practice other than in connection with indebtedness permitted to be incurred under the Merger Agreement or as required by the Company’s Credit Facility;

•	make any loan, advance or capital contributions to or investments in any person, other than loans, advances or capital contributions to, or investments in, wholly-owned subsidiaries of the Company or otherwise made in the ordinary course and consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (except from one wholly-owned subsidiary to another or to the Company) or enter into any agreement with respect to the voting of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	(i) acquire any interest in any person or any division thereof (other than a wholly-owned subsidiary) or any assets, other than acquisitions of assets in the ordinary course of business and consistent with past practice and any other acquisitions for consideration that is not, in the aggregate, in excess of $5,000,000 in any three month period, (ii) incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or in connection with a transaction otherwise permitted by this covenant and (B) indebtedness for borrowed money other than as described in clause (A) not to exceed, in the aggregate, $10,000,000 at any time outstanding, (iii) enter into any contract or agreement material to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, other than in the ordinary course of business and consistent with past practice, (iv) make or authorize any capital expenditure other than (A) capital expenditures for rental assets in the ordinary course of business and (B) other capital expenditures that are not, in the aggregate, in excess of $5,000,000 during any three month period (including certain capitalized costs of the Company) for the Company and its subsidiaries taken as a whole provided that any capital expenditure allowance unused during any period may be carried forward to increase the capital expenditure allowance for the succeeding period, (v) enter into any contract, agreement, commitment or arrangement that if performed would not be permitted under clause (i), (ii) or (iii) above or (vi) terminate, cancel or waive any rights under or request any change in, or agree to any change, in any Material Contract (as defined in the Merger Agreement) except in the ordinary course of business consistent with past practice or in connection with any transaction permitted by clauses (i) through (iv) above;

•	change any accounting methods, principles or practices of the Company or any of its subsidiaries, except insofar as required by a change in GAAP or applicable law;

•	make any election with respect to Taxes or take any position on any material Tax Return (as defined in the Merger Agreement) filed on or after the date of the Merger Agreement or adopt any accounting method therefor that is inconsistent with elections made, positions taken or accounting methods used in preparing or filing similar Tax Returns in prior periods;

•	except as may be required in the Merger Agreement or by changes in law, enter into, amend or terminate contractual commitments or corporate policies with respect to severance or termination pay in existence on the date hereof, (i) increase the compensation payable or to become payable to its officers, (ii) materially increase the compensation payable or to become payable to its non-officer employees other than in the ordinary course of business, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by the Merger Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (iv) increase or change the benefits payable under any existing severance or termination pay policies or employment or other agreements or (v) take any affirmative action to accelerate the vesting of any stock-based compensation or other awards (it being understood that the foregoing shall not restrict any acceleration of vesting under certain existing plans or arrangements of the Company in accordance with the terms of such plans or arrangements);

•	take any action that, individually or in the aggregate, would reasonably be expected to cause the condition set forth in clause (c) of Section 15 of this Offer to Purchase not to be satisfied;

•	settle or agree to settle any material suit, action, claim proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than in the ordinary course of business consistent with past practice; or

•	agree or commit to do any of the foregoing.

Solicitation.

The Company has agreed that it will, and will cause its subsidiaries and each of their respective affiliates, directors, officers, employees, agents and representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person other than the Company, its affiliates, or their respective representatives (a “Third Party”) that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal (as defined below). The Company will also enforce and will not terminate, amend, waive or modify any standstill provision of any confidentiality or standstill agreement between the Company and any Third Party entered into prior to the date of the Merger Agreement. From the date of the Merger Agreement through the Effective Time, the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its or its subsidiaries’ directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or take any other action designed to facilitate or encourage any inquiries or the making of any proposal by any Third Party that constitutes an Acquisition Proposal;

•	participate in any discussions or negotiations with any Third Party regarding, or provide any nonpublic information or data to any Third Party relating to, any Acquisition Proposal; or

•	make or authorize any public statement, recommendation or solicitation in support of, or execute or enter into, or propose to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, or other similar agreement providing for any Acquisition Proposal; or

•	enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, until consummation of the Offer in accordance with the Merger Agreement, the Company’s Board of Directors shall be permitted directly or indirectly, through one or more agents, representatives or other intermediaries, to engage in discussions and negotiations with, or provide nonpublic information or data to, any person in response to an unsolicited, bona fide written Acquisition Proposal by such person made after the date of the Merger Agreement that did not result from a breach of the solicitation provisions described above which the Company’s Board of Directors concludes in good faith (after consultation with outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), but only if, prior to furnishing such information to or entering into negotiations or discussions with such person, the Company enters into a confidentiality agreement with such person having provisions that are no less restrictive to such person than those applicable to Parent and contained in the Confidentiality Agreement.

For purposes of the solicitation provisions of the Merger Agreement “Acquisition Proposal” means:

•	any proposal or offer from any person relating to any direct or indirect acquisition of (A) 15 percent or more of the consolidated assets of the Company and its subsidiaries or (B) 15 percent or more of any class of equity securities of the Company; or

•	any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any person beneficially owning 15 percent or more of any class of equity securities of the Company; or

•	any merger, consolidation, business combination, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any subsidiary whose assets constitute 15 percent or more of the consolidated assets of the Company and its subsidiaries, in each case, other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal not solicited by or on behalf of the Company or any subsidiary that the Company Board of Directors determines in its good faith judgment to be superior to the Offer and Merger from a financial point of view to holders of Common Stock (based on the advice of an independent financial advisor of nationally recognized reputation), taking into account all the terms and conditions of such proposal and that, in the good faith judgment of the Company’s Board of Directors is reasonably likely to be consummated, taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal.

The Company is required to, as promptly as practicable, give notice to Parent of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries received by the Company from a party that informed the Company it is considering making an Acquisition Proposal, or of any inquiries from any person seeking to have discussions or negotiations relating to a possible Acquisition Proposal, such notice to include the identity of the person making the Acquisition Proposal, inquiry or request. In addition, the Company agrees to keep Parent reasonably informed of the status (but not the specific terms) of any such inquires, proposals, offers, discussions or negotiations on a current basis.

Rights of the Company’s Board of Directors.

The Company’s Board of Directors may (i) withdraw, modify or change, in a manner adverse to Parent or Purchaser, the Company’s Board of Directors’ recommendation to accept the Offer and approve the Merger or (ii) approve or recommend that stockholders approve or accept a Superior Proposal, (iii) terminate the Merger Agreement in accordance with Section 7.1(f) thereof, or (iv) take any action that a court of competent jurisdiction orders the Company to take, in each case prior to the consummation of the Offer, but only if prior to taking any such action:

•	the Company’s Board of Directors determines in good faith after consultation with the Company’s financial advisors and outside legal counsel, that an Acquisition Proposal constitutes a Superior Proposal and that failure to take any such action would result in a reasonable likelihood of a breach of the fiduciary duties of the Company’s Board of Directors under applicable law;

•	the Company shall have provided Parent with at least three business days prior notice of its intention to take any such action and of the terms of such Superior Proposal (including providing a copy of the final terms of such Superior Proposal);

•	during such three business day period, the Company’s Board of Directors shall have given due consideration to any proposals made by Parent to adjust the Offer and the transactions contemplated by the Merger Agreement; and

•	the Company’s Board of Directors shall have determined (1) after consultation with its financial advisor, that any such proposal made by or on behalf of Parent is less favorable to the stockholders of the Company than the Superior Proposal and (2) after consultation with outside legal counsel, it would result in a reasonable likelihood that the Company’s Board of Directors would breach its fiduciary duties to the stockholders of the Company under applicable law if it failed to take such an action described in clauses (i) through (iv) above.

Nothing contained in this section shall prohibit the Company or its subsidiaries from complying with Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of the Merger Agreement.

Indemnification of Directors and Officers.

The Merger Agreement provides that after the Effective Time, Parent and the Surviving Corporation shall, on the same terms and conditions provided for in the Company’s certificate of incorporation and by-laws, indemnify and hold harmless and provide advancement of expenses to each present and former director or officer of the Company and of each subsidiary of the Company to the fullest extent permitted by law against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts incurred or paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director, in each case occurring before the Effective Time (including the transactions contemplated by the Merger Agreement). Parent and the Surviving Corporation shall include and cause to be maintained in effect in the certificate of incorporation and by-laws of the Surviving Corporation for a period of six years after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors, employees and agents and advancement of expenses that are no less advantageous to the beneficiaries than those in effect as of the date of the Merger Agreement.

The Merger Agreement further provides that for a period of six years from the Effective Time, Parent and the Surviving Corporation will procure for the Company’s current and former directors and officers, liability insurance protection with one or more reputable third-party insurers substantially equivalent in kind and scope and coverage amounts and terms as that provided by the Company’s current directors and officers liability insurance policies. Parent shall not be required to pay, in any year, an amount in excess of 200% of the annual premiums currently paid by the Company and its subsidiaries for such policy.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) By mutual written consent of each of Parent, Purchaser and the Company duly authorized by the Boards of Directors of Parent, Purchaser and the Company; or

(b) By Parent, Purchaser or the Company if (i) the Offer shall not have been consummated in accordance with the Merger Agreement prior to March 15, 2006 (or, if the only condition to the Offer not satisfied or waived is the expiration or termination of any waiting period under the HSR Act, June 15, 2006) (such applicable date the “Termination Date”), at any time thereafter; provided, however, that the right to terminate the Merger

Agreement under this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before such date or (ii) any court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger; provided, that the party invoking this termination right shall have used its reasonable best efforts to have any such injunction, order, decree or ruling vacated; or

(c) By Parent if, due to a failure to satisfy any condition to the Offer, and subject to Purchaser’s Obligation to extend the Offer as described above under “The Offer”, the Offer shall have expired without Purchaser purchasing Shares pursuant thereto, unless the failure to satisfy any such condition shall have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any of their covenants or agreements contained in the Merger Agreement, or the material breach by Parent or Purchaser of any of their representations or warranties contained in the Merger Agreement; or

(d) By Parent, if prior to the purchase of Shares pursuant to the Offer, (i) the Company’s Board of Directors shall have failed to include in the Schedule 14D-9, its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) the Company shall have willfully and materially breached its obligations under the Merger Agreement by reason of a material failure to file the Schedule 14D-9 as provided in the Merger Agreement, (iii) the Company’s Board of Directors shall have withdrawn, modified or changed in any manner adverse to Parent or Purchaser, its recommendation to accept the Offer and approve the Merger or approved or recommended that stockholders approve or accept a Superior Proposal, or (iv) any Person shall become an Acquiring Person as defined in the Rights Agreement; or

(e) By the Company, upon approval of the Company’s Board of Directors, if Purchaser shall have (A) failed to commence the Offer within ten business days following the date of the Merger Agreement, (B) terminated the Offer or the Offer shall have expired in accordance with its terms, in each case, without Purchaser having accepted any Shares for payment thereunder or (C) failed to accept Shares for payment pursuant to the Offer within ninety (90) days following the commencement of the Offer (provided, however, that the applicable time period specified in clause (C) above shall be extended until the earlier to occur of (x) the fifth business day following the expiration or termination of any waiting period under the HSR Act, and (y) the Termination Date), unless such action or inaction under clauses (A), (B) or (C) shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement or the material breach by the Company of any of its representations or warranties contained in the Merger Agreement; or

(f) By the Company, upon approval of the Company’s Board of Directors, if prior to the purchase of any Shares pursuant to the Offer the Company’s Board of Directors shall have authorized the Company to enter into or shall otherwise have entered into a binding written agreement concerning a transaction that the Board has concluded in good faith, in compliance with the Merger Agreement, constitutes a Superior Proposal; provided that the Company has made full payment of all amounts due to Parent and Purchaser under the termination fee provisions of the Merger Agreement in connection with such termination.

Termination Fee; Fees and Expenses. Except as otherwise set forth in the following discussion or otherwise discussed above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

The Company will pay to Parent a termination fee of $28,000,000 if:

•	any person shall have publicly commenced, proposed or communicated to the Company an Acquisition Proposal that is not publicly withdrawn prior to the termination of the Merger Agreement and (A) the

Offer shall have remained open for at least 20 business days, (B) the Minimum Condition shall not have been satisfied, (C) the Merger Agreement shall have been terminated pursuant to clause (b)(i) or (c) discussed above under “Termination” (provided that failure to satisfy a condition to the Offer at the time of termination shall not have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any of their covenants or agreements or the material breach of any of their representations and warranties contained in the Merger Agreement) and (D) within twelve months after such termination of the Merger Agreement, (x) the Company enters into an agreement with respect to an Acquisition Proposal, or (y) an Acquisition Proposal is consummated (whether or not with the same person) (provided that for purposes of clause (x) only, references to “15 percent or more” in the definition of “Acquisition Proposal” shall be deemed to refer to “35 percent or more” and for purposes of clause (y) only, references to “15 percent or more” in the definition of “Acquisition Proposal” shall be deemed to refer to “50 percent or more”); or

•	the Merger Agreement is terminated pursuant to clause (d) (other than part (iv)) or (f) discussed above under “Termination”.

The Tender Agreement

The following is a summary of the Tender Agreement, a form of which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into the Tender Agreement with Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford, who are officers of the Company.

Pursuant to the Tender Agreement, each of the Supporting Stockholders (i) agreed to tender Shares owned and controlled by the Supporting Stockholder in the Offer promptly (but in no event later than 15 business days) following commencement of the Offer and, to the extent consistent with applicable law, not to withdraw any Subject Shares so tendered, (ii) agreed, if his or her Subject Shares have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, and so long as neither Parent nor Purchaser is in breach of the Offer or the Merger Agreement, to vote the Subject Shares in favor of the Merger and against any action that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the Offer, including but not limited to any agreement or arrangement related to an Acquisition Proposal, and (iii) irrevocably granted to Purchaser and each officer of Parent, such Supporting Stockholder’s proxy to vote such Supporting Stockholder’s Subject Shares as described in clause (ii) above. Each Supporting Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable.

Each Supporting Stockholder also agreed that he or she will not: (a) sell, transfer, pledge, assign or otherwise dispose of, his or her Subject Shares (other than to transferees who agree to be bound by the Tender Agreement), (b) enter into or otherwise subject his or her Subject Shares to any voting agreement, with respect to his or her Subject Shares or (c) take any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender Agreement.

Each Supporting Stockholder has entered into the Tender Agreement solely in his or her capacity as the owner of his or her Subject Shares, and nothing in the Tender Agreement limits or affects in any way any actions that such Supporting Stockholder may take or not take in his or her capacity as an employee, officer or director of the Company or of any subsidiary of the Company.

The Tender Agreement terminates upon the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

12.	Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights.

Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in the Company. Through the Offer, Purchaser intends to acquire control of, and a majority equity interest in, the Company. Following the completion of the Offer, Parent intends to acquire any outstanding Shares not owned by Purchaser by consummating the Merger.

Under the Delaware Law the approval of the board and the affirmative vote of holders of a majority of the outstanding Common Stock are required to adopt the Merger Agreement. The Company’s Board of Directors has unanimously approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and, following consummation of the Offer, unless the Merger is consummated pursuant to the short form merger provisions of the Delaware Law described below, the only remaining required corporate action necessary to consummate the Merger would be the adoption and approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the adoption of the Merger Agreement by the requisite vote of stockholders of the Company without the affirmative vote of any other stockholder.

Under the Delaware Law, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90 percent of the then outstanding Common Stock, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company’s other stockholders. In such event, Parent, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with the Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, the Minimum Condition is satisfied, but Purchaser does not acquire at least 90 percent of the then outstanding Common Stock pursuant to the Offer, the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under the Delaware Law, a significantly longer period of time will be required to effect the Merger.

Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of the Surviving Corporation will be R. L. van Iperen, J. van den Belt and J. F. Dix, and the officers of the Surviving Corporation will be the officers of Purchaser immediately prior to the Effective Time until their successors are duly elected or appointed. Certain of the officers of the Company will be appointed officers of the Surviving Corporation at the Effective Time.

Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist. Thereafter Parent will implement any such actions or changes in accordance with, among other things, its corporate strategy.

Except as described in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company’s Board of Directors or management, (iv) any material change in the Company’s indebtedness, capitalization or dividend policy, or (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, in connection with the Merger, stockholders of the Company may have certain rights under Delaware Law to dissent, and demand appraisal of, and to obtain payment for the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, under Delaware Law, a court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset value and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be higher or lower than the Offer Price.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DELAWARE LAW DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DELAWARE LAW. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DELAWARE LAW. IF A STOCKHOLDER WITHDRAWS OR LOSES HIS RIGHT TO APPRAISAL, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE PRICE PER SHARE TO BE PAID IN THE MERGER, WITHOUT INTEREST.

13.	Certain Effects of the Offer.

Effect on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Consequently, depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Stock Quotations. The Shares are listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending on the aggregate market value of the Shares not purchased in the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to published guidelines of the NYSE, the NYSE may consider delisting the Shares if among other things, the number of publicly held Shares falls below 600,000, or the number of record holders falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 Shares for the last twelve months). According to information furnished to Purchaser by the Company, as of the close of business on September 9, 2005, there were 15,530,517 shares of Common Stock outstanding and 17,045 holders of record of shares of Common Stock.

If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing on the NYSE, the market for the Shares could be adversely affected. In the event the Shares are no longer eligible for listing on NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings and the related requirement of an annual report to stockholders, and the requirements of Rule 13e-3 with respect to going private transactions, no longer applicable with respect to the Shares or to the Company. Furthermore, if registration of the Shares under the Exchange Act were terminated, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If the Shares were no longer registered under the Exchange Act, the Shares would no longer be eligible for listing on the NYSE. Parent and Purchaser intend to cause the Company to make an application for termination of registration of the Shares as soon as possible after consummation of the Offer if the Shares are then eligible for such termination.

Margin Securities. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute “margin securities.”

14.	Dividends and Distributions.

As discussed in Section 11, pursuant to the Merger Agreement, without the prior approval of Parent or as otherwise contemplated in the Merger Agreement, the Company has agreed not to (i) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (except from one wholly-owned subsidiary to another or to the Company), or (ii) reclassify, combine or split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or (iii) issue or sell any shares of capital stock of the Company or of any of its subsidiaries (other than the issuance of shares by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company) or securities convertible or exchangeable or exercisable for any shares of capital stock, or any options warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any stock appreciation rights or limited stock appreciation rights, or any ownership interest of the Company or any of its subsidiaries.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement and the rules and regulations of the SEC), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer if (i) the Minimum Condition has not been satisfied or (ii) at any time on or after the date of the Agreement and before the Expiration Date (as then extended), any of the following events shall occur or shall have occurred:

(a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or impose any limitations on Parent’s or Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company’s and its subsidiaries’ businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any portion of the business or assets of the Company and its subsidiaries or Parent and its subsidiaries in any such case that would reasonably be expected to have a Material Adverse Effect on Parent, (ii) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders, (v) which would reasonably be expected to have a Material Adverse Effect on the Company or Parent; or

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or otherwise made applicable to the Offer or the Merger or the other transactions contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, other than the expiration or termination of any waiting period under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

(c) any of the representations and warranties of the Company in the Merger Agreement that are qualified as to materiality shall not be true and correct and any other representations and warranties of the Company in the Merger Agreement that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of the then scheduled expiration of the Offer (or, in each case, with respect to representations and warranties that speak as of a specified date, as of such specified date), in each case with only such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company; or

(d) the Company shall have failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it prior to such time under the Merger Agreement; or

(e) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the Merger shall not have expired or been terminated;

(f) there has been an event causing a Material Adverse Effect or any development that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company; or

(g) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the reasonable discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters.

General. Parent and Purchaser are not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Shares in the Offer or the Merger. In addition, except as described below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser expect to seek such approval or action. Should any such approval or other action be required, Parent and Purchaser cannot be certain that they would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to the Company’s businesses, or that certain parts of the business of the Company might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See Section 15.

State Takeover Laws. The Company is incorporated in Delaware and is subject to the Delaware Law. Section 203 of the Delaware Law, in general, prohibits a Delaware corporation, such as the Company, from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15 percent or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company’s Board of Directors has approved the Merger Agreement, and the transactions contemplated thereby, including the Tender Agreement, the Offer, the Merger and the purchase of the Shares as contemplated by the Offer. Accordingly, Purchaser and Parent believe that Section 203 of the Delaware Law is inapplicable to the Offer and the Merger.

The Company conducts business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, a number of federal District Courts have ruled that various state takeover statutes are unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer or the Merger and, except as described above with respect to Section 203 of the Delaware Law, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulations in connection with the Offer and the Merger. Parent and Purchaser reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Parent and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer or completing the Merger. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

Antitrust in the United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on September 16, 2005. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on October 3, 2005. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. See Section 15. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3. If Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 1.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 11 for certain termination rights.

Foreign Approvals. The Company owns property or conducts business in various foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that Parent will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or non-compliance will not have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or impair the ability of Parent, Purchaser or the Company or any of their respective affiliates, following consummation of the Offer or Merger, from conducting any material business or operations in any jurisdiction where they are now being conducted. See Section 13.

Exon-Florio. Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 (“Exon-Florio”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to Exon-Florio, notice of an acquisition by a foreign person is to be made to the Committee on Foreign Investment in the United States (“CFIUS”), which is comprised of representatives of the Departments of the Treasury, State, Commerce, Defense and Homeland Security, the Attorney General, the Director of the Office of Management and Budget, the United States Trade Representative, the Chairman of the Council of Economic Advisors, the Director of the Office of Science and Technology Policy, the Assistant to the President for National Security Affairs and the Assistant to the President for Economic Policy, and which has been selected by the President to administer Exon-Florio, either voluntarily by a party or parties to such proposed acquisition, merger or takeover or by any member of CFIUS.

A determination that an investigation is called for must be made within 30 days after notification of a proposed acquisition, merger or takeover is first filed with CFIUS. Any such investigation must be completed within 45 days of such determination. Any decision by the President to take action must be announced within 15 days of the completion of the investigation. Although Exon-Florio does not require the filing of a notification (generally, unless a transaction involves an acquirer controlled by a foreign government, which is not applicable to the proposed transaction), nor does it prohibit the consummation of an acquisition, merger or takeover if notification is not made, such an acquisition, merger or takeover thereafter remains indefinitely subject to divestment should the President subsequently determine that there is credible evidence that the foreign interest exercising control might take action that threatens to impair the national security of the United States (although any decision to divest a completed but non-notified transaction must rest on facts, conditions, or circumstances existing at the conclusion of the transaction). Purchaser does not believe that the Offer or the Merger threatens to impair the national security of the United States and does not intend to notify CFIUS of the proposed transaction.

Other Filings. There is a possibility that filings may have to be made with other foreign governments under their merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings will be made.

17.	Fees and Expenses.

Dresdner Kleinwort Wasserstein Securities LLC is acting as the Dealer Manager in connection with the Offer and as financial advisor to Parent in connection with the Offer and the Merger. Parent has agreed to pay customary compensation to DrKW for its services in connection with the Offer and the Merger and to reimburse DrKW for certain expenses incurred in connection with the Offer and the Merger.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Mellon Investor Services LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer and will be reimbursed for reasonable out-of-pocket expenses. The Dealer Manager, Information Agent and Depositary will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act (the “Exchange Act Rules”), furnishing certain additional information with respect to the Offer. In addition, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in Section 7 (except that they will not be available at the regional offices of the SEC).

            Orange Merger Corp.

            September 19, 2005

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

OCÉ N.V. AND ORANGE MERGER CORP.

1.	DIRECTORS AND EXECUTIVE OFFICERS OF OCÉ N.V. Set forth in the table below are the names, present principal occupations or employment and material occupations, positions, offices or employment for the past five years of each member of the board of directors and each executive officer of Océ N.V. The principal address of Océ N.V. and, unless indicated below, the current business address for each individual listed below is c/o Océ N.V., St. Urbanusweg 43, 5914 CA Venlo, The Netherlands. Telephone: 33-77-359-2222. Each such person is, unless indicated below, a citizen of The Netherlands.

Board of Supervisory Directors of Océ N.V.

J.L. Brentjens (1940) Chairman

Post(s) held: former chairman of the Board of Directors of VNU N.V. Nationality: Dutch. Appointed: 2001. Current term of office until 2009. Maximum period of office until 2013.

Supervisory Directorships: Chairman of the Supervisory Board of Heijmans, N.V., and a member of the Supervisory Board of VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other Posts: Vice-chairman of Van Leer Group Foundation, Chairman of the Board of the Nijmegen Catholic University Foundation and board member of several foundations.

F.J. de Wit (1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T. Nationality: Dutch. Appointed: 1997. Current term of office until 2009.

Maximum period of office until 2009.

Supervisory Directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (international) C.V. and board member of several foundations.

M. Arentsen (1939)

Post(s) held: former CFO of the Board of Executive Directors of CSM N.V. Nationality: Dutch. Appointed: 2004. Current term of office until 2008.

Maximum period of office until 2016

Supervisory directorships: Chairman of the Board of Supervisory Directors of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Koninklijke Frans Maas Groep N.V. and member of the Supervisory Board of Directors of Zuivelcooperatie Campina U.A., Incotec B.V. and Van der Moolen N.V.

Other posts: board member of several foundations.

A. Baan (1942)

Post(s) held: former member of the Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V. Nationality: Dutch.

Appointed: 2003. Current term of office until 2007. Maximum period of office until 2015.

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), member of the Supervisory Board of Royal Volker Wessels Stevin N.V., ASM International N.V. and Wolters Kluwer N.V.

Other posts: director Port of Singapore Authority Europe and member of the Supervisory Board of the Netherlands Authority for Financial Markets (AFM).

P. Bouw (1941)

Post(s) held: former Chairman of Koninklijke Luchtvaart Maatschappij N.V. (KLM). Nationality: Dutch. Appointed: 1998. Current term of office until 2006. Maximum period of office until 2010.

Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and Swiss International Airline A.G. (Switzerland) and member Of the Supervisory Board of NUON N.V.

Other posts: part-time professor in Business Administration at Twente University, Chairman of the Board of Trustees of Amsterdam Free Reform University, Chairman of the Banking Council and member of the board of several foundations.

J.V.H. Pennings (1934)

Post(s) held: former Chairman of the Board of Executive Directors of Océ N.V. Nationality: Dutch. Appointed: 1998. Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships: chairman of the Supervisory Board of AZL N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Berenschot Groep B.V.

Other posts: board member of several foundations.

Board of Executive Directors of Océ N.V.

R.L. van Iperen (1953)

Post: Chairman, Board of Executive Directors. Nationality: Dutch. Appointed: as member of the Board of Executive Directors in May 1995 and as Chairman of the Board of Executive Directors in September 1999. Functional Responsibilities: Strategy, Corporate Personnel and Organization, Research & Development, Manufacturing & Logistics, Secretariat of the Company and Legal Affairs; Corporate Communications. Geographical Responsibilities: The Netherlands, United States (Chairman), Germany, Belgium and Japan.

Other posts: Member of the Advisory Board of Technical University Eindhoven and Rabobank Nederland and member of the Board of Foundation Marketing and Technique.

Prior posts held: Employed by Océ since 1978. After holding several positions with R&D, appointed assistant director in 1986. Assumed responsibility for the Printing Systems business unit in 1989. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as a member of the Executive Board.

J. van den Belt (1946)

Post: Member Board of Executive Directors. Nationality: Dutch. Appointed: March 2001.

Functional Responsibilities: Finance and Administration, Treasury, Tax, Internal Audit, Information Technology, Investor Relations and financing companies. Geographical Responsibilities: France, Spain and Portugal. Prior posts held: From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Koninklijke Netherlandse Petroleum Maatschappij (Shell). Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer (CFO) in various countries in Latin American, the United Kingdom and the Netherlands. From 1997 to 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. Dix (1946)

Post: Member of the Board of Executive Directors. Nationality: Dutch. Appointed: May 1998. Functional Responsibilities: United States (CEO), Direct Export, Emerging Markets and Marketing Communications. Geographical Responsibilities: United States, Canada, Mexico, United Kingdom, Nordic, Switzerland, Italy, Australia, Central Europe, Far East and Brazil.

Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ - Belgium N.V. in 1985. From 1988 to 1998, worked for Océ in the United States, since 1992 as President of Océ - USA, Inc. until his appointment as member of the Executive Board. Since 1998 member of the Executive Board of Océ N.V. CEO of Océ - USA Holding, Inc. since September 15, 2004.

The number of members serving on the Parent’s Board of Executive Directors is established under Océ’s Articles of Association by the holders of its Priority Shares. Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of three members, who are appointed by the shareholders of Parent at each general meeting of its shareholders. Subject to being overruled by a shareholders’ vote, the holders of Parent’s Priority Shares may make binding nominations for all vacancies in Parent’s Executive Board.

Executive Directors serve until their resignation (mandatory at age 60 for the Chairman and at age 62 for the remaining members), death or removal by shareholders. Except on the proposal of the holder of Parent’s Priority Shares, no Executive Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

None of the members of the Parent’s Executive Board perform any principal business activities outside Parent. There are no family relationships between any of the members of the Executive Board and any of the members of the Supervisory Board.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF ORANGE MERGER CORP. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of directors and each executive officer of Orange Merger Corp. The principal address of Orange Merger Corp. and, unless indicated below, the current business address for each individual listed below, is Orange Merger Corp., 5450 North Cumberland Avenue, Chicago, IL 60656, USA. Telephone: (703) 714-4408. Each such person is, unless indicated below, a citizen of the United States.

Board of Directors of Orange Merger Corp.

R. L. van Iperen

J. van den Belt

J.F. Dix

Each member of the Board of Directors of Orange Merger Corp. is a member of the Board of Executive Directors of Océ N.V. Information regarding the occupation and employment history of each is set forth above under Board of Executive Directors of Océ N.V.

Officers of Orange Merger Corp.

R. L. van Iperen, President/CEO

J. van den Belt, CFO

J.F. Dix, VP and Secretary

D.F. Riordan, Treasurer and Assistant Secretary	Senior Vice President and Chief Financial Officer
Océ-USA Holding Inc. since 1998; joined Océ –USA, Inc. in January, 1997.

Each officer of Orange Merger Corp., other than Mr. Riordan, is a member of the Board of Executive Directors of Océ N.V. Information regarding the occupation and employment history of each officer, other than Mr. Riordan, is set forth above under Board of Executive Directors of Océ N.V.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Hand or Overnight Courier:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 3301	120 Broadway, 13th Floor
South Hackensack, NJ 07606	New York, NY 10271

By Facsimile:

(For Eligible Institutions Only)

(917) 320-6320]

To Confirm Facsimile Only:

(866) 325-9972

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Please Call Collect: (212) 269-5550

All others call toll free: (800) 859-8508

The Dealer Manager for the Offer is:

Dresdner Kleinwort Wasserstein Securities LLC

1301 Avenue of the Americas

New York, New York 10019

Call toll free: (877) 373-7363